SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03028114



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
JUL 31 2003
THOMSON
FINANCIAL

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

83286 SASCO 2003-21
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 30, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: 
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-21

Yield Table - Bond 2A3

Settle as of 07/30/03

Bond Summary - Bond 2A3			
Fixed Coupon:	5.500		
Orig Bal:	42,954,545		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	TI

	125.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA		750.00 PSA		10.00 CPR	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-00	5.62	11.43	5.63	8.95	5.66	6.42	5.71	4.32	5.76	3.21	5.82	2.45	5.92	1.79	5.64	8.72
99-02	5.61		5.63		5.65		5.70		5.74		5.80		5.88		5.63	
99-04	5.61		5.62		5.64		5.68		5.72		5.77		5.85		5.62	
99-06	5.60		5.61		5.63		5.67		5.70		5.75		5.81		5.61	
99-08	5.60		5.61		5.62		5.65		5.68		5.72		5.78		5.61	
99-10	5.59	11.45	5.60	8.97	5.61	6.43	5.64	4.32	5.66	3.21	5.69	2.45	5.74	1.79	5.60	8.74
99-12	5.59		5.59		5.60		5.62		5.64		5.67		5.71		5.59	
99-14	5.58		5.59		5.59		5.61		5.62		5.64		5.67		5.59	
99-16	5.58		5.58		5.58		5.59		5.60		5.62		5.64		5.58	
99-18	5.57		5.57		5.57		5.58		5.59		5.59		5.60		5.57	
99-20	5.56	11.46	5.56	8.98	5.56	6.45	5.57	4.33	5.57	3.22	5.57	2.46	5.57	1.80	5.56	8.76
Average Life	19.93		14.10		9.06		5.35		3.77		2.77		1.96		14.21	
First Pay	01/25/08		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	07/25/33		07/25/33		07/25/33		10/25/17		12/25/12		11/25/09		10/25/06		07/25/33	

Tsy BM	3Mo	6Mo.	2YR	3YR	5YR	10YR	30YR
Yield	0.9120	0.9602	1.5073	1.9536	2.9437	4.1004	5.0271
Coupon			1.1250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2225	1.7473	2.3711	2.9037	3.3387	3.9439	4.5054	4.8456	5.0071	5.2362	5.3446

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 2A3

Settle as of 07/30/03

	20.00 CPR		25.00 CPR		30.00 CPR		40.00 CPR		50.00 CPR		60.00 CPR	
Price	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**	**Yield**	**Duration**
99-00	5.84	2.26	5.99	1.47	6.70	0.55	7.21	0.38	8.69	0.20	9.52	0.16
99-02	5.82		5.95		6.59		7.05		8.38		9.13	
99-04	5.79		5.91		6.48		6.88		8.07		8.73	
99-06	5.76		5.87		6.36		6.72		7.76		8.34	
99-08	5.73		5.82		6.25		6.56		7.45		7.95	
99-10	5.70	2.26	5.78	1.47	6.14	0.56	6.39	0.39	7.14	0.20	7.56	0.16
99-12	5.68		5.74		6.03		6.23		6.83		7.16	
99-14	5.65		5.70		5.91		6.07		6.52		6.78	
99-16	5.62		5.65		5.80		5.91		6.22		6.39	
99-18	5.59		5.61		5.69		5.75		5.91		6.00	
99-20	5.57	2.27	5.57	1.48	5.58	0.56	5.58	0.39	5.60	0.20	5.61	0.16
Average Life	2.65		1.64		0.59		0.40		0.21		0.17	
First Pay	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	07/25/11		07/25/09		11/25/04		05/25/04		12/25/03		11/25/03	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9120	0.9602	1.5073	1.9536	2.9437	4.1004	5.0271
Coupon			1.1250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2225	1.7473	2.3711	2.9037	3.3387	3.9439	4.5054	4.8456	5.0071	5.2362	5.3446

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual *trade prices in particular*, may vary *significantly from these written* estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be *given by another dealer*. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 1A1

Settle as of 07/30/03

Bond Summary - Bond 1A1			
Fixed Coupon:	5.500		
Orig Bal:	60,000,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	T1

	125.00 PSA		150.00 PSA		200.00 PSA		250.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
102-10	5.34	11.76	5.32	11.15	5.30	9.95	5.26	8.86	5.23	7.89	5.14	6.33	5.05	5.17	4.94	4.28
102-12	5.33		5.32		5.29		5.26		5.22		5.13		5.04		4.93	
102-14	5.33		5.31		5.28		5.25		5.21		5.12		5.02		4.91	
102-16	5.32		5.31		5.28		5.24		5.20		5.11		5.01		4.90	
102-18	5.32		5.30		5.27		5.24		5.20		5.10		5.00		4.88	
102-20	5.31	11.78	5.30	11.17	5.27	9.97	5.23	8.87	5.19	7.90	5.10	6.34	4.99	5.17	4.87	4.29
102-22	5.31		5.29		5.26		5.22		5.18		5.09		4.98		4.86	
102-24	5.30		5.29		5.25		5.22		5.17		5.08		4.97		4.84	
102-26	5.30		5.28		5.25		5.21		5.16		5.07		4.95		4.83	
102-28	5.29		5.28		5.24		5.20		5.16		5.06		4.94		4.81	
102-30	5.29	11.79	5.27	11.19	5.24	9.98	5.19	8.88	5.15	7.92	5.05	6.35	4.93	5.18	4.80	4.30
Average Life	20.70		18.99		15.91		13.39		11.38		8.46		6.54		5.19	
First Pay	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	05/25/33		05/25/33		05/25/33		05/25/33		05/25/33		05/25/33		05/25/33		03/25/33	

Tsy BM	3Mo	6Mo.	2YR	3YR	5YR	10YR	30YR
Yield	0.9170	0.9704	1.5100	1.9362	2.9905	4.1830	5.1225
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2100	1.7100	2.3612	2.9283	3.3955	4.0275	4.6005	4.9395	5.0979	5.3228	5.4250

The above indicative value[s] are as of the date indicated and *do not represent* actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices *in particular*, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, *transaction and financing costs, hedging* costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, *direct or indirect, arising* from the use of this information.